SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

INNOTRAC CORPORATION

(Name of Subject Company (Issuer))

Blue Eagle Acquisition Sub, Inc.

Blue Eagle Holdings, L.P.

(Names of Filing Persons (Offerors))

Blue Eagle GP, LLC

Sterling Capital Partners IV, L.P.

SC Partners IV, L.P.

Sterling Capital Partners IV, LLC

(Names of Filing Persons (other person(s))

Common Stock, par value $0.10 per share	45767M109
(Titles of classes of securities)	(CUSIP number of class of securities)

 M. Avi Epstein

General Counsel

Sterling Fund Management, LLC

401 North Michigan Avenue, Suite 3300

Chicago, Illinois 60611

(312) 465-7001

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:

 Jeffrey R. Patt

Mark D. Wood

Katten Muchin Rosenman LLP

525 West Monroe Street

Chicago, Illinois 60661

(312) 902-5200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$111,400,608	$14,348.40

*	Estimated solely for purposes of calculating the filing fee only. The transaction value was calculated on the basis of (i) 13,585,440 shares of common stock, par value $0.10 per share, of Innotrac Corporation (the “Shares”), the estimated maximum number of Shares that may be acquired in this tender offer (consisting of (a) 13,245,440 Shares issued and outstanding as of December 2, 2013, and (b) 340,000 Shares issuable upon the exercise of outstanding options), multiplied by (ii) the offer price of $8.20 per Share.
**	The amount of the filing fee is calculated, in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by multiplying the transaction value by 0.0001288.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $14,348.40	Filing Parties: Blue Eagle Acquisition Sub, Inc., Blue Eagle Holdings, L.P., Blue Eagle GP, LLC, Sterling Capital Partners IV, L.P., SC Partners IV, L.P. and Sterling Capital Partners IV, LLC
Form or Registration No. Schedule TO	Date Filed: December 4, 2013
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTION

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the “SEC”) on December 4, 2013, as amended by Amendment No. 1 thereto (“Amendment No. 1”), filed with the SEC on December 5, 2013 (as amended, the “Schedule TO”), in each case by Blue Eagle Acquisition Sub, Inc., a Georgia corporation (the “Purchaser”) and a wholly-owned subsidiary of Blue Eagle Holdings, L.P., a Delaware limited partnership (“Parent”), Parent, Blue Eagle GP, LLC, Sterling Capital Partners IV, L.P., SC Partners IV, L.P., and Sterling Capital Partners IV, LLC (collectively, the “Filing Persons”), relating to a tender offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.10 per share (the “Shares”), of Innotrac Corporation, a Georgia corporation (“Innotrac”), at a purchase price of $8.20 per share (the “Offer Price”), payable net to the seller in cash, without interest and less applicable withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 4, 2013 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) respectively. Items not amended remain unchanged, and capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

This Amendment No. 2 is filed to reflect the termination of the 15-day waiting period imposed by the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the “HSR Act”), and the filing of certain litigation with respect to the Offer. As permitted by General Instruction F to Schedule TO, the information set forth in the Schedule TO, as amended by this Amendment No. 2, including all appendices, schedules, exhibits and annexes thereto, is hereby expressly incorporated by reference herein in response to Items 1-13 of this Amendment No. 2. You should read this Amendment No. 2 together with the Schedule TO filed on December 4, 2013 and Amendment No. 1 thereto filed December 5, 2013.

Amendments to the Offer to Purchase

The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

(1) The information set forth in the Offer to Purchase under the caption “The Offer — Section 14. Legal Proceedings” is hereby amended by amending and restating the sole paragraph under such caption on page 71 of the Offer to Purchase as follows:

“On December 6, 2013, a putative class action challenging the transaction contemplated by the Merger Agreement was filed in the Superior Court of Fulton County for the State of Georgia by a single purported shareholder of Innotrac. The lawsuit is captioned “David Feld v. Scott D. Dorfman, et al.”, Civil Action No. 2013-CV-239976. The action names as defendants the individual directors of Innotrac, Innotrac, Parent, Purchaser and Sterling Partners. In the action, the plaintiff alleges generally that the members of the Innotrac board of directors breached their fiduciary duties in connection with the transaction by, among other things, (1) carrying out a defective sale process that resulted in an unfair price to shareholders, (2) creating a coercive buyout structure that discourages shareholders from seeking appraisal and coerces them to tender their shares into the Offer and (3) failing to disclose material facts to shareholders. The plaintiff further alleges that Mr. Dorfman, Purchaser, Parent and Sterling Partners aided and abetted those alleged breaches of fiduciary duty. The plaintiff seeks, among other things, a declaration that the action is maintainable as a class action, injunctive relief enjoining the defendants from taking any steps to consummate the proposed transaction, an accounting of all damages suffered as a result of the alleged wrongs, rescission of the proposed transaction to the extent it is consummated, and attorneys’ and other fees, costs, expenses and disbursements of the action.

The defendants believe the claims asserted in the lawsuit are without merit and intend to vigorously defend against them.”

(2) The information set forth in the Offer to Purchase under the caption “The Offer — Section 12. Certain Legal Matters — Regulatory Approvals” is hereby amended by adding the following paragraph under such caption on page 69 of the Offer to Purchase:

On December 6, 2013, Innotrac was informed that the FTC has granted early termination of the waiting period under the HSR Act.  Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 11, 2013

Blue Eagle Acquisition Sub, Inc.

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Title:	Vice President

Blue Eagle Holdings, L.P.

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Title:	Vice President

Blue Eagle GP, LLC

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Title:	Vice President

Sterling Capital Partners IV, L.P.

By:	SC Partners IV, L.P.
Its:	General Partner

By:	Sterling Capital Partners IV, LLC
Its:	General Partner

By:	/s/ Merrick Elfman
Name:	Merrick Elfman
Title:	Managing Director

SC Partners IV, L.P.

By:	Sterling Capital Partners IV, LLC
Its:	General Partner

By:	/s/ Merrick Elfman
Name:	Merrick Elfman
Title:	Managing Director

Sterling Capital Partners IV, LLC

By:	/s/ Merrick Elfman
Name:	Merrick Elfman
Title:	Managing Director